Exhibit 19.1

BUSINESS PRACTICES MANUAL
Insider trading policy

Policy Number	BPM-16
Title	Insider Trading Policy
Implementation Date	June 2001
Updated	June 2018, January 2019, November 2021, March 2023, December 2025

Statement of Policy
This Insider Trading Policy (“Policy”) shall apply to any and all transactions in the Company's securities, including purchases, sales, and other dispositions, by directors, officers, employees (each a “Covered Person” and collectively “Covered Persons”) of Labcorp Holdings Inc. (“Labcorp” or the “Company”), and the Company itself.
Purpose
The Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the regulations adopted by the Securities and Exchange Commission (“SEC”) all make it illegal for an individual or the Company itself to buy or sell securities while in the possession of “inside information” (i.e., material, nonpublic information (as further described below)). The SEC takes insider trading very seriously and devotes significant resources to uncovering the activity and to prosecuting offenders. Liability extends not only to individuals who trade on “inside information,” but also to their “tippers,” to a company for transactions by its personnel and even possibly to other “controlling persons” for violations by company personnel.
In addition to responding to the statutes and regulations, the Company is adopting this Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called insiders) or by the Company itself. Labcorp has a longstanding reputation for integrity and ethical conduct, and compliance with this Policy and the SEC regulations is key to maintaining integrity at Labcorp.
This Policy has been developed:
1.to educate the Company’s personnel;
2.to set forth guidelines for courses of action;
3.to protect the Company and each of its personnel against legal liability; and
4.to preserve the reputation of the Company and its personnel for integrity and ethical conduct.

BPM–16 INSIDER TRADING POLICY

Procedure
If a Covered Person has material, nonpublic information relating to the Company, it is Labcorp’s policy that neither that Covered Person nor any Family Member of that Covered Person may buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. For purposes of this Policy, “Family Member” includes a Covered Person’s family members or persons living within the Covered Person’s household (including a spouse, a child, a child at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), and any family members who do not live in the Covered Person’s household, but whose transactions in Company securities are directed by the Covered Person or are subject to the Covered Person’s influence or control, such as parents or children who consult with the Covered Person before they trade in Company securities.
This Policy also applies with equal force to information relating to any other company and the securities of those companies, including our customers or suppliers, obtained in the course of employment. No Covered Person nor any Family Member of a Covered Person may use material, nonpublic information that was obtained in the course of the Covered Person’s involvement with the Company to buy or sell any securities of any other publicly traded company. No Covered Person nor any Family Member who knows of any such material, nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception to this Policy. Even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.
Material Information
Information is considered material if a reasonable investor would consider that information important in a decision to buy, hold, or sell securities. Any information which could reasonably affect the price of the Company’s stock is considered material.
Common examples of information that will frequently be regarded as material are:
1.financial condition and results of operation of the Company, including quarterly and annual results;
2.projections of future earnings or losses or any changes to previously announced earnings guidance;
3.news of a pending or proposed merger, acquisition or tender offer;
4.an important financing transaction;
5.changes in dividend policies or the declaration of a stock split or the offering of additional securities;
6.changes in management or the board of directors;
7.significant new test offerings or technology partnerships;
8.significant new client, insurance or managed care contracts;
9.the impending gain or loss of any significant technology, managed care or other major agreement;
10.a gain or loss of a significant customer or supplier;
11.developments regarding significant litigation or a governmental agency investigation;
12.a significant or potentially significant cybersecurity incident;
13.impending bankruptcy or financial liquidity problems; and
14.internal financial information that departs from what the market would expect.
Either positive or negative information may be material. This list is merely illustrative.
When Information is Public
Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed

BPM–16 INSIDER TRADING POLICY

through a press release, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, a Dow Jones “broad tape,” newswire services, or public disclosure documents filed with the SEC that are available on the SEC’s website (such as Form 8-K, Form 10-Q and Form 10-K). By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of persons, such as analysts, brokers and institutional investors. In addition, please be aware that disclosure on the Company’s website or social media channel, by itself, may not be considered wide dissemination.
As you can appreciate, it is also improper for a Covered Person to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases. Because the Company’s shareholders and the investing public should be afforded the time to receive the information and fully absorb it, as a general rule you shall not engage in any transactions until two full business days after the information has been released. (Thus, if a material announcement is made on a Monday before the market opens, Wednesday generally would be the first day on which you could trade. If an announcement is made on a Friday before the market opens, Tuesday generally would be the first day.) However, if the information released is complex, such as a prospective major financing or other transaction, it may be determined that additional time should be allowed for the information to be digested by investors. In such circumstances, the Securities Compliance Officer will communicate the additional waiting period. Remember, if you are in possession of material, nonpublic information that was not part of the information released, you may not engage in any transactions.
Transactions by Family Members and Entities That You Control
Covered Persons may not disclose material, nonpublic information to Family Members or make recommendations or express opinions to Family Members on the basis of material, nonpublic information with regard to trading securities. You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by, or related to you or your Family Members.
This Policy applies to any entities that a Covered Person influences or controls, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.
Transactions Not Subject to the Policy
1.Company-Sponsored Plans. Certain transactions under Company-sponsored plans, such as exercises of stock options, vesting of previously granted awards, and withholding of shares by the Company to satisfy option exercise price or tax liability, are not transactions that are subject to this Policy. Similarly, automatic purchases of Company securities in the Employee Stock Purchase Plan that are the result of periodic contributions pursuant to payroll deduction elections are not transactions that are subject to this Policy. However, any sale of stock received pursuant to an exercise of a stock option, vesting of a previously granted award, or through the Company’s Employee Stock Purchase Plan, is subject to the restrictions in this Policy. There are other transactions under these types of plans that may be subject to this Policy, including elections to participate, changing the level of participation and moving in or out of the Company stock fund. Accordingly, please contact Labcorp’s Securities Compliance Officer if you have any doubt as to whether a planned transaction implicates this Policy.
2.Gifts. Gifts to persons or entities not covered by this Policy, including charitable gifts, are not permitted while the Covered Person is aware of material non-public information or while the Covered Person is subject to trading restrictions under this Policy. All Key Persons must pre-clear any gift transactions either with the Securities Compliance Officer, directy (Section 16 Officers) or through the Fidelity NetBenefits app (Non-Section 16 Officer Key Persons). Please also note that a gift donee may be covered by this Policy as described in “Transactions by Family Members and Entities That You Control” above.
3.Mutual Funds. Transactions in widely traded mutual and exchange traded funds that are invested in Company securities are not subject to this Policy.
4.Dividend Reinvestment Plan. This Policy does not apply to purchases of Company securities under any dividend reinvestment plan maintained by the Company or broker sponsored dividend reinvestment plans (including plans maintained by the Company’s equity plan provider), but it does apply to Covered Persons’ elections to participate

BPM–16 INSIDER TRADING POLICY

in such plans or to increase such Covered Person’s level of participation in such plans. All Key Persons must clear their participation in such a plan with the Securities Compliance Officer. This Policy also applies to a Covered Person’s sale of any Company securities purchased pursuant to such a plan or arrangement, and all Key Persons must pre-clear any such transactions with the Securities Compliance Office.
Additional Prohibited Transactions
It is the Company’s policy that Covered Persons shall not engage in any of the following activities with respect to securities of the Company:
1.Trading in securities on a short-term basis. Any Company stock purchased in the open market must be held for a minimum of six months and ideally longer. Note that the SEC’ s short-swing profit rule already prevents directors and officers from selling any Company stock within six months of a purchase. This rule is being extended to all Covered Persons under this Policy. However, the rule does not apply to shares purchased under a qualifying plan, i.e., ESPP, stock option exercises, except that directors and officers must always hold stock for a minimum of six months after the date of the option grant unless an exemption applies.
2.Purchases of Company stock on margin.
3.Any pledge of Company Stock, or holding Company Stock in a marginable account and/or in any account other than a cash account, or pledging Company stock as collateral for a loan.
4.Short sales.
5.Buying or selling puts, calls, or other derivative securities.
6.Other forms of hedging transactions, such as prepaid variable forwards, equity swaps, collars, and exchange funds.
Tipping Information to Others
Whether the information is proprietary information about the Company or information that could have an impact on its stock price, Covered Persons and Family Members must not provide material, nonpublic information to others. “Inside information” is often inadvertently disclosed or overheard in casual, social conversations. Care must be taken to avoid such disclosures. See “Confidentiality” below for more information.
Prevention of Insider Trading by Others
If you become aware of a potential insider trading violation, you shall immediately advise the Securities Compliance Officer. You shall also take steps, where appropriate, to prevent persons under your control from using inside information for trading purposes.
Post-Termination Transactions
This policy continues to apply even after the termination of employment or other service with the Company. If an individual is in possession of material, nonpublic information when such individual’s service terminates, that individual may not trade in the securities of the public company to which such information relates until that information has become public or is no longer material.
Twenty-Twenty Hindsight
Remember, if securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, carefully consider how regulators and others might view the transaction in hindsight.

BPM–16 INSIDER TRADING POLICY

Confidentiality
Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the stock. Company personnel shall not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties. For additional information on your confidentiality obligations, please refer to the Company’s Code of Conduct and Ethics.
This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts, or others in the financial community. It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, decline comment and refer the inquirer to the head of Investor Relations, or, in his/her absence, to the Securities Compliance Officer.
Special Procedures Applying to Directors, Officers, and Certain Other Personnel (Key Persons)
While it is never permissible to trade based on material, nonpublic information, to provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where a Covered Person engages in a trade while unaware of a pending major development), the Company is implementing the following special procedures for: (1) officers and directors of the Company and any other subsidiaries or divisions of the Company that may be designated from time to time; (2) the executive assistants of each of the foregoing officers and directors; and (3) any person who receives a grant from the Company of an Option, Stock Appreciation Right, Restricted Stock, Stock Unit, Unrestricted Stock, Dividend Equivalent Right, Performance Share or other Performance-Based Award, or other Equity-Based Award (collectively, “Key Persons”):
1.Pre-Clearance of All Trades. All transactions in Company stock (acquisitions, dispositions, transfers, gifts, etc.) by Key Persons must be pre-cleared by the Securities Compliance Officer. If you contemplate a transaction, contact the Securities Compliance Officer in advance at []. This requirement does not apply to stock option exercises, but would cover market sales of option stock. Pre-clearance of a transaction is valid only for the five business day period immediately following receipt by the Key Person of such pre-clearance, however if a Key Person learns of material, nonpublic information during such five business day period, the Key Person may no longer trade, notwithstanding the prior receipt of clearance.
2.“Black-Out Periods” – When Trading is Not Permitted. Key Persons are prohibited from trading in any securities of the Company, or entering into or amending any Rule 10b5-1 plan related to purchases or sales of the Company’s securities, during the period beginning at the close of market 21 calendar days prior to the close of any calendar quarter and ending at the close of market on the second business day after the release of the Company’s financial results for that quarter. Key Persons who leave the company for any reason must adhere to any Black-Out Periods that occur within 90 days following the employee’s resignation, retirement or termination.
In addition, the Company may from time to time require Key Persons to refrain from trading during other specified periods when significant developments or announcements are anticipated. Remember, however, that even during periods when a Black-Out Period is not in effect, no one shall trade in the securities of the Company if such person possesses material, nonpublic information.
Key Persons may complete a pending transaction in Company stock at any time, including during a Black-Out Period, if the Key Person has entered into a binding contract or has given written instructions to the Key Person’s broker at a time outside of a Black-Out Period or when the Key Person is not aware of material, nonpublic information, and such contact or instructions meets all of the requirements and applicable rules and regulations promulgated by the SEC, including Rule 10b5-1 under the Exchange Act and any applicable state securities “blue sky” laws (a “Trading Plan”).
The Trading Plan must be in a form approved by the Company and must adhere to the Company’s Policy for Trading Plans. Please bear in mind that the terms of the contract or instructions may not be altered during a Black-Out Period, or at any time the Key Person is in possession of material, nonpublic information. Any requested changes to, or cancellation of, a contract or instructions must be approved in advance on a case-by-case basis by the Securities Compliance Officer or a delegate of the Securities Compliance Officer.

BPM–16 INSIDER TRADING POLICY

The Consequences of Insider Trading
The consequences of insider trading violations can be staggering:
1.For individuals who trade on inside information (or tip information to others):
a.a civil penalty of up to three times the profit gained or loss avoided;
b.a criminal fine (no matter how small the profit) of up to $5 million; and
c.a jail term of up to twenty years.
These penalties can apply even if the individual is not a director, officer, or senior executive.
1.For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
a.a civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
b.a criminal penalty of up to $25 million.
Moreover, if an employee violates the Company’s Insider Trading Policy, sanctions imposed by the Company, including dismissal for cause, could result from failing to comply with the Company’s policy or procedures. Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.
Company Assistance
Any person who has any questions about specific transactions or this Policy in general may obtain additional guidance from Labcorp’s Securities Compliance Officer or a delegate of the Securities Compliance Officer. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.
APPROVED BY CORPORATE COMPLIANCE COMMITTEE: December 15, 2025